BAKER & McKENZIE
貝克·麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

[redacted]

08004351

RECEIVED
2008 AUG 14 P 2:2

August 12, 2008

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

HUADIAN 12g3-2(b)
File No. 82-4932

SUPPL

Division of Corporation Finance
- International Mail Stop 3-2

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated July 22, 2008, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2336 or 011-852-2846-1607 or by facsimile at 011-852-2845-0476. On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Chun-Hui Lin

Chun-Hui Lin / Ingrid Chiu

PROCESSED
AUG 19 2008
THOMSON REUTERS

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission on July 22, 2008:

1. Connected Transaction – Formation of A Joint Venture Company, released on August 11, 2008.

華電國際電力股份有限公司
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED*

(A Sino-foreign investment joint stock company limited by shares incorporated in the PRC)

(Stock code: 1071)

CONNECTED TRANSACTION
FORMATION OF A JOINT VENTURE COMPANY

On 11 August 2008, the Company and China Huadian Hong Kong entered into the Contract to establish the Joint Venture Company. Upon completion of the transactions contemplated under the Contract, the Company and China Huadian Hong Kong will be interested in 75% and 25%, respectively, of the registered capital of the Joint Venture Company.

China Huadian Hong Kong is a wholly-owned subsidiary of China Huadian, which is the controlling shareholder of the Company. Therefore, China Huadian Hong Kong is a connected person of the Company for the purpose of the Listing Rules and the entering into the Contract constitutes a connected transaction of the Company. As the relevant percentage ratios (as defined in Rule 14.07 of the Listing Rules) represented by the Company's contribution to the Joint Venture Company's registered capital under the Contract are less than 2.5%, the transaction falls within the provision under Rule 14A.32(1) of the Listing Rules, and is subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

INTRODUCTION

On 11 August 2008, the Company and China Huadian Hong Kong entered into the Contract to establish the Joint Venture Company. Upon completion of the transactions contemplated under the Contract, the Company and China Huadian Hong Kong will be interested in 75% and 25%, respectively, of the registered capital of the Joint Venture Company.

THE CONTRACT

1. Date

11 August 2008

2. Parties

(i) the Company; and

(ii) China Huadian Hong Kong.

3. Registered Capital and Total Investment of the Joint Venture Company

Having considered that the Joint Venture Company will initially be engaged in the construction and operation of the Phase I Inner Mongolia Tongliao Yihetala Wind Power Project, the Parties have determined that the registered capital and the total investment of the Joint Venture Company are to be RMB169,980,000 and RMB485,640,000 respectively. The Phase I Inner Mongolia Tongliao Yihetala Wind Power Project and the total investment of the Joint Venture Company have been approved by the PRC government.

Pursuant to the Contract, both Parties are not under any contractual obligations and have no commitment to further funding of the Joint Venture Company other than their respective contributions to the registered capital of the Joint Venture Company. The Joint Venture Company will seek financing through onshore and/or offshore commercial bank loans for the balance between its registered capital and its total investment. The Parties currently have no specific plan on the timing and method of financing such amount which shall be determined at the time when such fund is needed and based on the then market conditions.

4. Capital Contribution by the Parties

The Parties will pay up their respective contributions to the registered capital of the Joint Venture Company as follows:

Party	Form of contribution	Amount of contribution (RMB)	Equity interest in the Joint Venture Company (%)
Company	Cash	127,485,000	75%
China Huadian Hong Kong	Cash	42,495,000*	25%

* The equivalent of such amount in USD made by China Huadian Hong Kong based on the exchange rate on the date when such payment is made.

The Company's contribution will be financed by its internal resources.

5. Timing of the Capital Contribution

Pursuant to the Contract, the first batch of capital contributions shall be made within 90 days after the execution of the Contract by the Company with RMB 19,122,750 and by China Huadian Hong Kong with such amount of USD equivalent to RMB 6,374,250 based on the exchange rate on the date when such payment is made, totally amounting 15% of the registered capital of the Joint Venture Company. The balance shall be made by the Parties within 2 years after the incorporation of the Joint Venture Company.

THE JOINT VENTURE COMPANY

1. Business Scope

The Joint Venture Company will be principally engaged in investment, construction, operation and management of power plants; investment, development, construction, possession, operation and management of wind power generation projects; generation and sale of electricity; provision of consultancy services in relation to power projects and other power related services permitted by the PRC laws. The actual business scope shall be those approved by the relevant authorities of the PRC. The Joint Venture Company will initially be engaged in the construction and operation of the 49.5 MW Phase I Inner Mongolia Tongliao Yihetala Wind Power Project.

2. Constitution of the Board of Directors

The board of directors of the Joint Venture Company comprises of 4 directors including one (1) chairman and one (1) vice-chairman. The Company recommends 3 directors (including the chairman), and China Huadian Hong Kong recommends the vice-chairman.

3. Profit distribution

Profit of the Joint Venture Company (if available) will be distributed to the Parties according to their respective contributions to the registered capital of the Joint Venture Company.

4. Term of the Contract

The Contract shall become effective upon approval of the Contract and the articles of association of the Joint Venture Company. The term of the Contract shall be 25 years from the incorporation date of the Joint Venture Company.

INFORMATION ABOUT CHINA HUADIAN HONG KONG

China Huadian Hong Kong was established in Hong Kong on 14 June 2006 and is principally engaged in investment and power plants.

REASONS FOR THE TRANSACTION AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

The Company is principally engaged in the construction and operation of power plants and other businesses related to power generation. By joint development of the wind power projects with China Huadian Hong Kong through the Joint Venture Company, the Company would be able to utilise onshore and offshore funds to promote its development of renewable energy projects and benefit from the preferential policies of the PRC available to the Sino-foreign joint ventures which develop wind power projects in the PRC. The Company may also increase its interested capacity in the power generation projects by renewable energy, in keeping with the relevant PRC quota requirements in relation to power generated by non-hydroelectric renewable energy. The Company may also reduce its construction and operation costs, improve its labor productivity and attain better economic benefits and returns by utilizing the professional wind power projects feasibility researches conducted and specialized by the Joint Venture Company.

The Directors, including the independent non-executive Directors, believe that the transactions under the Contract are in the ordinary and usual course of business of the Company, and are on normal commercial terms, which are fair and reasonable and in the interests of the Company's shareholders as a whole.

CONNECTED TRANSACTION

China Huadian Hong Kong is a wholly-owned subsidiary of China Huadian, which is the controlling shareholder of the Company. Therefore, China Huadian Hong Kong is a connected person of the Company for the purpose of the Listing Rules and the entering into the Contract constitutes a connected transaction of the Company. As the relevant percentage ratios (as defined in Rule 14.07 of the Listing Rules) represented by the Company's contribution to the Joint Venture Company's registered capital under the Contract are less than 2.5%, the transaction falls within the provision under Rule 14A.32(1) of the Listing Rules, and is subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"China Huadian"	means 中國華電集團公司 China Huadian Corporation*, a wholly State-owned enterprise and the controlling shareholder of the Company
"China Huadian Hong Kong"	means China Huadian Hong Kong Co., Ltd.

"Company"	means 華電國際電力股份有限公司 Huadian Power International Corporation Limited*, a Sino-foreign investment joint stock company limited by shares incorporated in the PRC, whose H shares and A shares are listed on The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange, respectively
"Contract"	means the joint venture contract dated 11 August 2008 entered into between the Company and China Huadian Hong Kong
"Directors"	means the directors of the Company
"Hong Kong"	means the Hong Kong Special Administrative Region of the PRC
"Joint Venture Company"	means 華電內蒙古開魯風電有限公司 Huadian Inner Mongolia Kailu Wind Power Company Limited*, a limited liability company to be established in the PRC
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Parties"	means parties to the Contract, namely, the Company and China Huadian Hong Kong
"PRC"	means the People's Republic of China
"RMB"	means Renminbi, the lawful currency of the PRC
"USD"	means US dollars, the lawful currency of the United States of America

By order of the board of Directors
Huadian Power International Corporation Limited*
Zhou Lianqing
Company Secretary

As at the date hereof, the board of Directors comprises:

Yun Gongmin (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Meng Fanli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Wang Yingli (Non-executive Director), Chen Bin (Non-executive Director), Zhong Tonglin (Executive Director), Chu Yu (Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Ding Huiping (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Beijing, the PRC
11 August, 2008

* *For identification purposes only*

END